Itaú CorpBanca and Subsidiaries - As of and for the month ended June 30, 2016
The interim financial information of Itaú CorpBanca and Subsidiaries as of and for the month ended June 30, 2016 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,587,153
Total Assets	30,712,856

Current accounts and demand deposits	5,054,222
Time deposits and savings accounts	12,095,024
Borrowings from financial institutions	2,259,906
Debt issued	5,095,875

Total Equity	3,449,889
Equity attributable to shareholders	3,184,670
Minority interest	265,219

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	340,601
Provisions for loan losses	(75,859)
Operating expenses	(217,355)
Operating income	47,387

Income from investments in other companies	348
Income before taxes	47,735
Income taxes	(11,679)
Net income	36,056

Net income attributable to shareholders	34,682
Minority interest	1,374
This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer